Form C

Cover Page

Name of issuer:

Relevant Entertainment LLC

Legal status of issuer:

> Form: Limited Liability Company
>
> Jurisdiction of Incorporation/Organization: TX
>
> Date of organization: 2/20/2020

Physical address of issuer:

14009 Spring Way Dr
Haslet TX 76052

Website of issuer:

http://www.relevantentertainment.net

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Funding Agreement

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,070,000.00

Deadline to reach the target offering amount:

4/30/2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$3,058.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($3,058.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Relevant Entertainment LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Vicki O'Brien	CEO	Relevant Entertainment LLC	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Vicki O'Brien	CEO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Vicki O'Brien	Membership interests	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Risk is inherent in all investing. No guarantee or representation is made that our business will be successful and there is no assurance that we will be able to realize any revenue. All business conducted by the Company risks the loss of capital. As is true of any investment, there is a risk that an investment in the Company will be lost in whole or part.

The Company was only recently formed, so has limited performance history that prospective investors can use to evaluate our performance. Moreover, the lack of a "track record" in the entertainment industry for the Company itself could pose additional obstacles to our business.

Our financial success is dependent on a number of factors both within and beyond our control. The market appeal and profitability of each of our film projects depends upon the creation of compelling campaigns, the purchase of adequate advertising saturation, the execution of social media campaigns and acceptance by audiences and critics, all of which require skills and none of which can be delivered with certainty. Only a small percentage of film and television projects are ever distributed, and even those projects which are distributed are not always profitable. Any project that we develop, whether alone or in conjunction with the other projects, may not generate sufficient revenues from its distribution and other exploitation to generate a profit or repay development expenses. It is possible we could incur significant development and operating costs with respect to a project without ever reaching a sale and/or distribution agreement for that project.

Our operations substantially depend upon the skill, judgment and expertise of our small management team. In the event of the death, disability, or departure of one

small management team. In the event of the death, disability, or departure of one of our key personnel, our business could be adversely affected. Our executives will devote such time and effort as they deem necessary for the efficient conduct of our business; however, they may be involved with other entertainment production activities from time to time and may not devote all of their time to the business of the Company.

We depend on outside entertainment talent providers, who may or may not have yet been engaged by us, and who generally will not be officers or employees of the Company. Though we maintain relationships with a broad array of industry veterans, the loss of any independent talent providers, particularly members of the development team, could adversely affect our ability to conduct our operations and realize our projections.

The film and television industry is complex, dynamic and highly competitive. Negotiating with major motion picture directors and performing talent is a sophisticated process. Obtaining a position for a film project on the theatrical, streaming and/or television network distributor release schedules in a "major territory" is logistically challenging and involves competition with many other projects. Negotiating production-incentive relationships, brand relationships, ancillary rights, international licensing and pre-sales of a film project, qualifying a project for production completion bonds, and "banking" a project's respective licenses and contracts are complex processes that are unpredictable and highly reliant on the expertise and personal relationships of key personnel.

Motion picture, streaming and television content development, production and distribution are highly competitive. Our primary market competitors are "major" film studios, numerous independent motion pictures, streaming and television production companies, television networks and subscription-based television services, all which will compete with us for the acquisition of literary properties, the services of writers, performing artists, directors, producers and other creative and technical personnel, and production financing. Many of these competitors have significantly greater financial and other resources than the Company. For any of our film projects, it is possible that the unique writing, acting or directing talent necessary for such project may be unavailable or that we may be unable to successfully negotiate for the services of such personnel.

Our success in achieving our objectives depends on the value of other entertainment media that is comparable to our film projects (primarily theatrically-released films, streaming video and home media, and cable and network television) in the U.S. and major international territories. If the value of comparable entertainment media decreases relative to current market values, we may not be profitable. Compounding this risk, in order for one of our film projects to generate income, it must obtain production financing, which is generally secured by production incentive programs, brand relationships, pre-sold ancillary and theatrical licensing agreements and the value of unsold international territories. Decreases in the market value of these items may raise the cost of such financing or even preclude us from obtaining such funding, in which case we may not be profitable.

Other, larger film and television development and production companies are able to partially reduce their risk of incurring operating losses by simultaneously developing numerous projects that span multiple genres, audiences, markets and platforms. We only have the rights to, and currently only intend to develop, three film projects. This concentration makes us more susceptible overall to the risk of loss if a particular project is unsuccessful. In order to be profitable, we believe that we must successfully develop at least two of our three projects.

The development and production of film and television projects can take several years or more. A significant amount of time may elapse between the expenditure of funds by the Company in development of our projects and the receipt of revenue from their distribution. Other investment opportunities may offer greater returns after discounting for time. The likelihood of experiencing other risks described herein could increase the longer it takes to develop our projects.

We will require additional financing, beyond the amounts raised in this offering, to complete development of our film projects.

The total development budget of the 3 motion pictures we intend to produce is currently estimated to be approximately $6 million with approximately $2 million being allocated to each of the three Pictures. To date, none of the development budget has been funded. After the development budget of $6M has been achieved, we will need an additional projected $35M to produce the films. However, the production budget will come from a bonded and secured entertainment bank loan once we secure distribution for each film. The amount needed for each film's production budget is determined by the production company and the distributor once distribution is secured, so that number is subject to change.

There can be no assurance that such additional financing will be available to us.

We may seek debt financing to manage our cash flow or accelerate the development of one or more of our projects. If such debt is secured by rights to a film project and we are unable to meet our obligations under the financing arrangements, the secured party may be able to foreclose on its rights to that project or we may be forced to dispose of the project prematurely. These occurrences could force us to record substantial losses.

The commercial success of a film project depends on obtaining a distribution agreement with a distributor for that project. Distributors considering such an arrangement will conduct their own internal "greenlight" study of the project, and there is no guarantee distributors will concur with our own determinations regarding estimates, projections, outlook, etc. for our projects.

The commercial success of any film project depends on the relative quality and market acceptance of other competing media content released at or near the same time, the availability of alternative forms of entertainment and leisure activities, general economic conditions at the time and other tangible and intangible factors, all of which are subject to change and generally cannot be predicted in advance.

We may incur major losses in the event of certain macroeconomic or other extraordinary events, which may affect markets and consumer behavior in ways that are unexpected, unprecedented or inconsistent with historical trends or results.

The price of the shares offered is not necessarily indicative of their actual value. The price has been arbitrarily determined by the Company, based primarily upon

the amount of capital we have determined is necessary to fully and successfully develop each of our projects. The price is not directly related to our assets, book value or results from operations. The per-share price for other investors could be higher or lower than the price of this offering.

Neither this offering nor the shares being offered have been registered under the securities laws of the United States or the laws of any state or foreign jurisdiction, and no government agency or regulator has recommended or approved any investment in the shares.

With limited exceptions, an investor may not sell, transfer, assign, pledge or otherwise dispose of or encumber any of the shares purchased in this offering, or any right or interest therein, whether voluntarily or by operation of law or by gift or otherwise, without the consent of the Company. The shares sold in this offering are subject to a minimum one-year holding period under federal securities law. The shares are also subject to a "right of first refusal" in favor of the Company, which could have the effect of suppressing their market price. There is no secondary market for the shares sold in this offering, and none is expected to develop. Thus, investors will not be able to liquidate their investment in the event of an emergency or for any other reason or rely on their shares as collateral for a loan and must be prepared to bear the risk of their investment for an indefinite period of time.

The investment agreement that investors must sign to purchase shares in this offering requires that disputes be submitted to binding arbitration and that investors waive their rights to a jury trial and to participate in a class action. These provisions could result in less favorable outcomes to a plaintiff-investor involved any such action.

COVID-19 can materially impact our business.

It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 55% Marketing and social media advertising

20% Development Team

10% Contingency

6.5% Wefunder fees

5% Legal and Accounting

3.5% Overhead

If we raise: **$250,000**

Use of Proceeds: 35% Marketing and social media advertising

25% Development Team

15% Screenwriting

10% Contingency

6.5% Wefunder fees

5% Legal and Accounting

3.5% Overhead

If we raise: **$1,070,000**

Use of Proceeds: 25% Marketing and social media advertising

20% Development Team

20% Screenwriting

10% Contingency

10% Overhead

8.5% Legal and accounting

6.5% Wefunder fees

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the

Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Funding Agreement

Terms: 110% of Principal + 25% of Net Profits

Early Bird: Investors in the first $100,000 of the Offering will receive 120% of Principal + 30% of Net Profits

See exact security attached as Appendix B, Investor Contracts.

Recoupment / Preferred Return / Net profits participation: The Pictures are currently in development at different stages. Once the Production Budget is fully subscribed, the Investor, along with all other development investors, shall be entitled to fully recoup 100% of their principal Investment from the Production Budget of the Pictures ("Recoupment") and additionally shall be entitled to a **10% preferred return** on the Investment for a **total return on Investment of 110%** which shall be repaid directly from the production loan or other production funding prior to the commencement of principal photography ("Preferred Return"). **An additional 10% will be included for "Early Bird" investors who are part of the first $100,000** raised on WeFunder for a **total return on investment of 120% ("Early Bird Return")** repaid as explained above here. Additionally, the Investor shall participate in the development investors' pool which is calculated at **25% of 100% of all three Pictures net profits worldwide in perpetuity** ("Development Investors' Pool") as more fully delineated below, on a pro rata, pari passu basis determined by the amount of each Investor's capital contribution to the total development fund equity of the Pictures (it being understood that each development equity investor shall be entitled to the same net profit participation definition, accounting and disbursements). **An additional 5% will be included for "Early Bird" investors who are part of the first $100,000 raised** on Wefunder for a development investors' pool rate which is calculated at **30% of 100% of all three pictures net profits worldwide in perpetuity** and repaid as explained above here. For purposes of clarity, a development equity investor who funded 50% of the $6 million development fund (i.e. $3 million) would be entitled to 50% of 25% (i.e., 12.5%) of all net profits of the Pictures, from all means of exploitation worldwide, in all media known and unknown, in perpetuity. All such net profit participation shall flow perpetually to successors and heirs. The Producer may, in its sole discretion, provide for all or partial Recoupment at any time prior to the full funding of the Production Budget.
Revenue: "Revenue" as used in this Agreement, means all monies actually received by the Company or its assignee in connection with the worldwide exhibition of the Pictures, in all mediums and all markets in perpetuity excluding any prize or award money received by or awarded to the producers of the Pictures in either of their individual capacities and distribution fees and expenses and box office bonuses (if any), from any and all sources of exploitation of the Pictures and/or any rights therein, without exception or exclusion, in perpetuity. All Revenue shall be allocated as follows.

a. First, an industry standard percentage of Revenue shall be allocated on a continuing basis to a reserve fund for payment of residuals as and if required by any applicable guild and/ or union agreements (e.g. SAG);

b. Then, the Company shall pay commissions/sales fees and third-party sales/distribution related costs; as well as collection account fees (if any, as when a collection account manager, or CAM, is engaged) as required by contract. All such contracts will be provided to the Investor as and if requested in the normal course of business;

c. Then, deferments, if any, that are subsequently approved by the Company shall be paid;

d. Then, the Company shall satisfy any reasonable, industry standard outstanding development and production contractual obligations of the Company solely in connection with the Pictures, including any portion of deferred payments that are unpaid, as documented in writing as being incurred in connection with the Pictures;

e. Thereafter, One Hundred percent (100%) of the remaining Revenue shall be distributed as follows:

i. Twenty-Five percent (25%) of 100% shall be the Development Investor's Pool
and be paid out to all development equity investors (including the Investor) on a

and be paid out to all development equity investors (including the investor) on a pro rata, pari passu basis determined by the amount of each Investor's capital contribution to the total development equity fund for of the Pictures (it being understood that each equity investor shall be entitled to the same net profit participation definition, accounting and disbursements);

ii. Simultaneously, as per established industry standards, Fifty percent (50%) shall be paid out to the Company (or, if the Company later agrees to pay a larger percentage to production fund equity investors, then fifty percent (50%) minus such additional amount payable to production fund equity investors), it being understood that any non-equity investor third party net profit payments ("off the tops", such as for lead cast) shall be paid off the top prior to be split with the development fund equity investors (25% of 100%) and the final 25% (or such larger percentage as may be agreed to by the Company and taken from (and reducing) the Company's percentage as stated above) of 100% to the pool of production fund equity investors;

f. Any development fund losses of the Company shall be allocated 100% to all development investors on a pro rata basis based on his/her/its capital contribution, though under no circumstances will the investors be liable for any amount in excess of his/her capital contribution. That notwithstanding, it is anticipated that the bonded budget will include fall repayment of the Investment plus the Preferred Return.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
This is an LLC with no issued units.			

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

N/A

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's

majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.

Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

There are no shares issued in this offering. This is a Funding Agreement. For more information please review the Offering Details Document.

As a holder of a Funding Agreement you will have no voting rights, and limited ability, if at all, to influence out policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Funding Agreement holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the

Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds

No exempt offerings.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk

statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a Texas-based company that creates and brings to life films for all avenues of global release. Our goal is to make quality, character-driven films that offer high entertainment value while sharing the truth about God in an honest, thoughtful, and relatable way, as well as offer films that are values-oriented once again to the masses. A good story that needs to be shared will connect emotionally with everyone watching, and that is exactly what our first film, Through Thick and Thin does.

In 5 years, we want to have begun a revolution within the industry that is unstoppable by having released three global break-out motion pictures that captivate the hearts and minds of audiences, while enriching our investors and solidifying our company. We want to marry the highest quality entertainment with God-fearing morals and values, and have sufficient cash flow to fund subsequent films. These projections are not guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Relevant Entertainment LLC was organized in the State of Texas in February 2020.

Since then we have:

- Acquired the rights to 3 amazing screenplays, two of which are fully written and ready to undergo the rework process needed in order for each screenplay to receive distribution.

- The first screenplay we will be producing has already gone through its first rework.

- We have assembled a highly qualified and committed core team of industry professionals to work with Relevant Entertainment on all of our projects. These positions include: Executive Co-Producer, multiple writers, a music composer, and attorney.

- We have also partnered with One Door Studios, industry experts in global film finance, in order to prepare our screenplays to be in the best position to receive global distribution in the 9 largest markets around the world on all available platforms.

- The CEO has begun creating business relationships with various radio stations, online publications, as well as social media sites in an effort to market the company.

- Our intent to film in Texas has been registered with the Texas Film Commission; a necessary step in order to receive state production incentives

Historical Results of Operations

Our company was organized in February 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $0

- *Assets.* As of December 31, 2020, the Company had total assets of $0, including $0 in cash.

- *Net Loss.* The Company has had net losses of $3,058 for the fiscal year ended December 31, 2020.

- *Liabilities.* The Company's liabilities totaled $3,058 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 5 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 5 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Relevant Entertainment LLC cash in hand is $0, as of December 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 30 months.

Since the date our financials cover, there have been no material changes or trends in our finances and operations.

After the coronavirus pandemic hit the United States, our fundraising efforts slowed down. This is what prompted us to seek out a raise on Wefunder.

We are raising money for our development fund for pre-production for 3 films

We are raising money for our development fund for pre-production for 3 films ("Through Thick and Thin", "Another Way" and "The Other Side of the Moon") and do not expect any revenue until after the movie(s) have been produced. Following our raise, operating expenses will be around $10,000 monthly; these are the operating expenses during the development process that will allow us to achieve distribution and then bank financing for production. This does not include expenses related to our Wefunder raise.

We project it to take around 22 months from the time we have our development financing in hand and begin development of a film for the investors to receive their initial return back. Then, it is right around 38 months when we expect to start seeing profits and investors can begin receiving their second installment as a percentage of gross profits. These projections are not guaranteed.

The total development budget of the 3 motion pictures we intend to produce is currently estimated to be approximately $6 million with approximately $2 million being allocated to each of the three Pictures. To date, none of the development budget has been funded. We plan to raise $1.07M through Wefunder initially but hope to ultimately raise $5M through Wefunder once the new SEC guidelines are implemented in 2021 (See here: https://www.sec.gov/news/press-release/2020-273).

Once we hit the $5 million under a Reg CF, we can either convert to a Reg A+, and continue to raise, or we can choose the Reg D route for the remaining $1 million, or we could also stop raising through online investment funding, and start the development process on the first two films and fund the remaining $1 million needed for development for the 3rd film from various savings found in the development and production budgets of the first 2 films. The latter is not the preferred way, but it is a viable alternative if needed. It will also be easier to receive soft commitments from various accredited
investors in our network once we have a sizeable raise through Wefunder.

After the development budget of $6M has been achieved, we will need an additional projected $35M to produce the films. However, the production budget will come from a bonded and secured entertainment bank loan once we secure distribution for each film. The amount needed for each film's production budget is determined by the production company and the distributor once distribution is secured, so that number is subject to change. In summary, the production budget is not funded through investors or the film production company.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Vicki O'Brien, certify that:

(1) the financial statements of Relevant Entertainment LLC included in this Form

are true and complete in all material respects ; and

(2) the tax return information of Relevant Entertainment LLC included in this Form

reflects accurately the information reported on the tax return for Relevant

Entertainment LLC filed for the most recently completed fiscal year.

Vicki O'Brien
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
   ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
   iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
   ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

 i. at the time of the filing of this offering statement bars the person from:

 A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

 B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

 C. engaging in savings association or credit union activities? ☐ Yes ☑ No

 ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

 i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

 ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

 iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

 i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

 ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Businss Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.relevantentertainment.net/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

> Early Bird Relevant Entertainment Funding Agreement
> Relevant Entertainment Funding Agreement

Appendix C: Financial Statements

> Financials 1

Appendix D: Director & Officer Work History

> Vicki O'Brien

Appendix E: Supporting Documents

> RE_Operating_Agreement.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

> Early Bird Relevant Entertainment Funding Agreement
> Relevant Entertainment Funding Agreement

Appendix C: Financial Statements

> Financials 1

Appendix D: Director & Officer Work History

> Vicki O'Brien

Appendix E: Supporting Documents

> RE_Operating_Agreement.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Relevant Entertainment LLC

By

Vicki O'Brien

CEO/Producer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Vicki O'Brien

CEO/Producer
4/19/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.